Filed by TGC Industries, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

Deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934, as amended

Subject Company:  TGC Industries, Inc.

Commission File No. 001-32472

The following materials were mailed to shareholders of TGC Industries, Inc. who, as of October 18, 2011, had not yet submitted their proxy for the October 27, 2011 Special Meeting.

YOUR VOTE IS IMPORTANT

PLEASE SUBMIT YOUR PROXY TODAY

October 18, 2011

Dear Fellow Shareholder:

We have previously mailed to you proxy materials in connection with the Special Meeting of Shareholders of TGC Industries, Inc. (“TGC”) to be held on October 27, 2011.  Your vote is important and your participation is requested at this important meeting.

TGC’s board of directors on March 20, 2011 adopted a resolution approving the merger agreement and determined at that date that the merger agreement was advisable and in the best interest of TGC’s shareholders.

We cannot complete the merger unless holders of at least 80% of all outstanding shares of TGC common stock vote to approve the merger agreement. Failure to vote your shares of Common Stock by proxy or in person or an abstention will have the same effect as voting against adoption of the merger agreement.

Even if you plan to attend the special meeting in person, we request that you mark, sign, date and return the enclosed proxy or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares will be represented at the special meeting if you are unable to attend. If you have previously returned your proxy, please accept our thanks and disregard this request.

Thank you for your cooperation, continued support and prompt response.

Sincerely,
/s/ Wayne A. Whitener

Wayne A. Whitener
President and CEO

3 EASY WAYS TO VOTE

Help your Company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

1.                 Vote by Telephone.  Call the toll-free number listed for this purpose on your proxy card or voting instruction form.  Have your control number listed on the form ready and follow the simple instructions.

2.                 Vote by Internet.  Go to the website listed on your proxy card or voting instruction form.  Have your control number listed on the form ready and follow the simple instructions.

3.                 Vote by Mail.  Mark, sign, and date your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

TGC’s board of directors recommends that TGC shareholders vote “FOR” approval of the merger agreement, “FOR” approval of the nonbinding advisory resolution on certain compensation to be paid by TGC to TGC’s named executive officers upon consummation of the merger and “FOR” approval of any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies.

PLEASE ACT TODAY

YOUR VOTE IS IMPORTANT

Please help your Company save additional solicitation costs by marking, signing, dating and returning your enclosed proxy card or voting instruction form today.  Please do so for each account you maintain.  Internet and telephone voting are also available.  Please refer to your proxy card or voting instruction form for instructions.  If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., which is assisting TGC Industries, Inc., toll-free at 1-800-967-4617.

Additional Information and Where to Find It

In connection with the proposed merger, Dawson Geophysical Company (“Dawson”)  has filed a registration statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-174843), containing a definitive Proxy Statement/Prospectus.  On or about September 27, 2011, the definitive Proxy Statement/Prospectus was mailed to TGC shareholders of record on August 29, 2011.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders may obtain free copies of the Proxy Statement/Prospectus as well as other documents containing important information about TGC and Dawson, through the website maintained by the SEC at www.sec.gov. TGC and Dawson make available free of charge at www.tgcseismic.com and www.dawson3d.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC, or investors and shareholders may contact TGC at (972) 881-1099 or Dawson at (432) 684-3000 to receive copies of documents that each company files with or furnishes to the SEC.

Participants in the Proxy Solicitation

TGC and certain of its directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of TGC in connection with the proposed transactions.  Information about the directors and officers of TGC is set forth in its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 15, 2011.  Dawson and certain of its directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Dawson in connection with the proposed transactions.  Information about the directors and officers of Dawson is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 7, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC.